

April 4, 2013

Via E-Mail
Mr. Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re:** **Concha Y Toro Winery, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated March 19, 2013**
> **File No. 1-13358**

Dear Mr. Venegas:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-13

Note 12. Goodwill, page F-58

Acquisition of Fetzer Vineyards, Inc.

1. We understand from your response to comments four and five of our letter dated February 11, 2013 that you valued both the acquired vineyards and biological assets using Fetzer's historical cost because IAS 41 permits an alternative to fair value measurements. We believe IFRS 3 does not permit an alternative to fair value

accounting for acquired assets in a business combination. Accordingly, unless you can demonstrate to us by providing persuasive evidence that the difference between fair value of the acquired assets and Fetzer's historical cost is immaterial, or the acquisition itself is not material to your financial statements, please revise your accounting policy disclosures in Note 2 which states in part that "acquisition cost is the fair value of assets delivered." Guidance on determining fair value for purposes of IFRS 3 may be found in IFRS 13.

2.   We note the replacement cost calculations for the acquired inventory that you provided in response to comment six of our letter dated February 11, 2013. Please confirm our understanding that you determined the fair value of the acquired inventory using the cost approach valuation technique and, if so, explain to us in reasonable detail how your replacement cost calculations reflect the amount that would be required currently to replace the service capacity of the acquired inventory. In this regard, it is unclear to us how your calculations represent the cost to a market participant buyer to acquire or construct substitute inventory of comparable utility, adjusted for obsolescence. Refer to paragraphs B8 and B9 of IFRS 13 for guidance on the cost approach.

3.   We note in the purchase price allocation provided in response to comment five of our letter dated February 11, 2013 that the buildings, equipment and construction in progress were each valued using the "method of the cost approach." Please further explain to us in sufficient detail how you determined the fair value of these assets under the cost approach, describe how that methodology conforms to the guidance in IFRS 13, and provide us with your underlying calculations used to arrive at the fair value assigned to each asset.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining